Invest in Quorum X Diagnostics

Technology | Female Founder | Bio Tech | Healthcare | Medical Device

The first 15 min at-home antigen test for COVID, it's "kinda" like a pregnancy test but for COVID

QUORUMXDIAGNOSTICS.COM ATLANTA GEORGIA


The First At-home COVID Antigen Test
Screens for Active infection



Global need. We also realized we can use the same unique technology that we used to build our (QXD-1 Fast test for Pseudomonal Pneumonia Prototype) can be used to build a test for COVID.

Maria Nagy CEO @ Quorum X Diagnostics

Why you may want to invest in us...

1. This is will be the FIRST at-home COVID Antigen test.
2. Identifies an active COVID infection.
3. We have a working prototype.
4. Our Team! -Our team consists of 2 Ph.D. scientist founders and our 5 Active Advisers (all MD, PhDs, or MBA).
5. Incubators- YCombinator Online StartUp School Su18, Su19, and Su20 and John Hopkins Su18.

Why investors ❤ us

WE'VE RAISED $141,060 SINCE OUR FOUNDING

I am extremely excited to be involved with such a dynamic company. My father died of pneumonia in 2007. His infection was very hard to diagnose. In fact they never found the actual bacteria. So this company and its directives speak personally to me. I am excited at the prospect of being able to speed up the process of diagnosis. The scientists and doctors at Quorum X are top-notch and are bringing their years of experience to the multiple projects being born from this incredible group.

Yvonne Landry Sole proprietor

LEAD INVESTOR | INVESTING $3,000 THIS ROUND & $3,000 PREVIOUSLY



I believe that this device is needed ASAP.

John E Mason



Your video of your answering questions convinced me that you will have something by end of summer and you already have a non covid19 product in pipeline ready to go.

Yannick Lewis

QAUAT Senior Analyst Avid Gamer and Reader

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Maria Nagy

CEO

I am a PhD microbiologist Iat GSU I built a hybrid research lab/class based on my graduate research. I ran it for 7 years. I had 21 researchers all doing independent projects. Then 2.5 years as a laboratory supervisor in QA/QS in med device.



Dr. Angel A. Rivera

CTO

Proud Graduate of UAB, seasoned scientist of 25 yrs and he has published over 80 peer-reviewed journal articles over various topics.



Dr. Rodney Nash

Advisor

CEO) of Jeevan Bioscience, (CSO) of Omni and on the Board of 5 hospitals.



Mr. Azad Rahman

Advisor

10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.



Eric Woods

Advisor/Investor

Experienced researcher in materials science, chemistry, and biology and a former patent examiner.



Dr. Navi Jhita

Advisor

NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of Immunology, The Lowrance Center, Emory University.

Sherri Williams

Fundraising & Marketing

Enthusiastic & energetic marketing consultant (& investor) with marketing experience in the scientific research sector also have a Certified Marketing Director designation from years spent in shopping center marketing/sales/advertising.

In the news

Dr. Maria Nagy Talks At-Home Antigen Tests for COVID-19 - Kingscrowd

Summary As all eyes are on vaccines and testing for COVID-19, Quorum X Diagnostics pivoted from working on a Fast Test for Pseudomonal Pneumonia. Now, under the leadership of Dr. Maria Nagy, the team is

July 1, 2020 @ kingscrowd.com

kingscrowd quorum x diagnostics - Google Search

June 14, 2020 @ google.com

Quorum X Diagnostics on Wefunder - Kingscrowd

Quorum X Diagnostics, with a $3 million valuation cap, is raising crowdfunding on Wefunder. The company is developing a take-home lateral flow test to detect CoV-2 during the incubation period. The test

May 29, 2020 @ kingscrowd.com

Downloads

GOA2-COVID NOW-Final pitch QXD Powerpoint 1.pdf

First 15 min at-home COVID Antigen test, it's "kinda" like a pregnancy test but for COVID.


QxD
COVID NOW
FIRST AT-HOME COVID-19 ANTIGEN TEST


1. Test kit in mailbox
2. Swab your nose
3. Place swab in tube, squish several times and drip onto test strip
4. Wait 15 minutes
5. Take picture
6. Directly contact tele-doctor when positive.

What is an Antigen?


Antigen
Sars-CoV-2 Virus

What is an antigen? An antigen is a general term for a protein that is located on the outside of a virus. If the virus is present in your body, the antigen is present. Our test will screen for these antigens as a way to **identify active infection.**

We have a working prototype for the first at-home lateral flow test (fast and simple test) that is tailored to detect CoV-2 infections during the 2-12 day incubation period BEFORE the onset of symptoms. It is NOT screening for IgG or IgM.

The need for Antigen testing...as explained by Dr. Debrah Birx


Full Birx: 'We Have To Have A Breakthrough' In Testing Tech...
Watch later
Share
MEET THE PRESS
NBC NEWS
MEET THE PRESS

Dr. Birx explains the need for an Antigen test at min 6.20 of this video.


03.21.20
FIGHT THE PANDEMIC
DIAGNOSTICS
Vasudev Bailey, PhD
@vasudevbailey
Zoe Guttendorf
@zoeguttendorf

Product	Company	Test Type	Result Time (hr)	Approval Status
1. TaqPath COVID-19 Combo Kit	Thermo Fisher	PCR	4	FDA Emergency
2. cobas SARS-CoV-2 Test	Roche	PCR	24	FDA Emergency
3. Panther Fusion SARS-CoV-2 Assay	Hologic	PCR	3	FDA Emergency
4. Covid-19 RT-PCR test	LabCorp	PCR	24	FDA Emergency
5. Quest SARS-CoV-2 rRT-PCR	Quest	PCR	-	FDA Emergency
6. Lyra SARS-CoV-2 Assay	Quidel	PCR	-	FDA Emergency
7. NY SARS-CoV-2 Real-time RT-PCR	Wadsworth Center, NY	PCR	-	FDA Emergency
8. 2019-nCoV Real-Time RT-PCR Dx Panel	CDC	PCR	-	FDA Emergency
9. RealTime SARS-CoV-2	Abbott	PCR	-	FDA Emergency
10. ePlex SARS-CoV-2 Test	GenMark Diagnostics	PCR	-	FDA Emergency
11. Simplexa COVID-19 Direct	DiaSorin Molecular	PCR	1	FDA Emergency
12. VIASURE SARS-CoV-2 Real Time PCR-BD MAX	CerTest Biotec, BD	PCR	3	CE Mark
13. Logix Smart Coronavirus COVID-19 Test	Co-Diagnostics	PCR	-	CE Mark
14. Explify Respiratory	IDbyDNA	NGS	24-48	LDT
15. AvellinoCoV2	Avellino Labs	Genetic Test*	24-48	LDT
16. SARS-CoV-2 Assay on NeuMoDx 288/96	NeuMoDx	PCR	1.5	EUA Submitted
17. SARS-COV-2 R-GENE	BioMérieux	PCR	<1	EUA Submitted
18. QIAstat-Dx test kit	Qiagen	PCR	1	EUA Submitted
19. Covid-19 RT-PCR test-BD MAX	BioGx, BD	PCR	-	
20. Test in development	Fluxergy, UCSD	PCR - PoC	<1	
21. STAT-NAT COVID-19 assay	Sentinel Diagnostics	PCR	2	
22. Maverick RT-qPCR device	Anitoa Systems	PCR - PoC	<1	

*Assists Dx
Source: FDA, company websites, news. Available upon request.

- **The current tests on the market**
  - All 22 of them are some variations of PCR, even Abbott's 5 min test is PCR-RNA/DNA based. (see blue list)
  - PCR tests are the drive-thru tests that require expensive equipment a highly technical staff and take several days for results.
  - What happens when the reagents run dry? The Globe is all pulling on the same resources. (swabs, tubes, etc.)
  - Our test is an at-home antigen test, similar to a pregnancy test. You will be able to complete this test in the comfort of your home.
- **Our Biggest Supporter & Recent Investor invested $50,000 --**
- "*I'm proud to be involved with such an innovative company that is developing products that enhance society. Their COVID test can save lives. Further, Maria is one of the most passionate, driven, and intelligent people I've met, and I have no doubt that her team will bring this product to market.*"
- **Tom Dolezal – Professional Investor, Analyst, and Professor**

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are building a rapid-take home test for COVID. It is a lateral flow test, "kinda" like a pregnancy test, but for COVID. It will identify COVID during the 2-12 day incubation period, BEFORE, or during the early onset of symptoms.

Where will your company be in 5 years?

We want to have a line of take-home rapid diagnostics. Similar to the company Alere, a diagnostic company that made rapid take-home POC lateral flows. They were bought by Abbott for 5.3B.

Why did you choose this idea?

Global need. We also realized we can use the same unique technology that we used to build our (QXD-1 Fast test for Pseudomonal Pneumonia Prototype) can be used to build a test for COVID.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

COVID is what's changed.
We are in a pandemic and reliable easy-to-use at-home antigen test is needed.

How far along are you? What's your biggest obstacle?

We are building the prototype. We need money to move fast, to buy supplies, manufacturing, patent, clinical's, and FDA emergency use. Don't worry, we can do this!

Who competes with you? What do you understand that they don't?

There are about 35 COVID tests on the market, 99% ALL of them are some type of PCR based technology. The whole globe is pulling on PCR reagents and supplies. What happens when the PCR reagents run out?

How will you make money?

Selling take-home kits to individuals or to government agencies. We also have a very good relationship with a Teledoc service that is located in 40 states with drug store kiosks in place.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks our ability to get the sensitivity and specificity of the test high enough for EUA approval. Our initial results are promising but we won't know until we test patient samples how sensitive we can get this test.

Do you have any other products?

We have a working prototype for the QXD-1 Fast Test for Pseudomonal Pneumonia. This was tested against 34 patient samples with 85% sensitivity and 100% Specificity. So, we know how to build something! For the QXD-1 we have filed a PCT International Utility Patent, filed an FDA Presub, collected 1 letter of intent, and have identified 3 clinical trial partners (request collaboration letters).

In April 2020 we realized we can utilize similar biomarkers for to make a COVID test. So, we are putting the Pseudomal test aside, for now, to build the COVID test. We've already talked to a manufacturer. We can do this quickly!

What incubator programs have you completed?

We completed YCombinator StartUpSchool (SUS) Su18, Su19, and Su20. We also completed ATDC Educate level W18 and John Hopkins Su18 biotech 6-week online incubator program.

Financials

Quorum X Diagnostics has financial statements ending December 31 2019. Our cash in hand is $4,000, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,000/month.

At a Glance

January 1 to December 31

$986
Revenue

-$30,951
Net Loss

$0
Short Term Debt

$40,000
Raised in 2019

$4,000
Cash on Hand
As of 05/13/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are building a rapid-take home test for COVID. It is a lateral flow test, "kinda" like a pregnancy test, but for COVID. It will identify COVID during the 2-12 day incubation period, BEFORE, or during the early onset of symptoms.

We want to have a line of take-home rapid diagnostics. Similar to the company Alere, a diagnostic company that made rapid take-home POC lateral flows. They were bought by Abbott for 5.3B.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Quorum X Diagnostics Inc. was incorporated in the State of Delaware in September 2017.

Since then, we have:

- Global Need

- Opportunity Gap in the Market

- Our Team!

Historical Results of Operations

Our company was organized in September 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $986 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $4,462, including $1 in cash. As of December 31, 2018, the Company had $1,824 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $30,951 and net losses of $13,851 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $22,500 for the fiscal year ended December 31, 2019 and $20,500 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $35,200 in debt, $19,500 in convertibles, and $3,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Quorum X Diagnostics Inc. cash in hand is $4,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,000/month, for an average burn rate of $2,000 per month. Our intent is to be profitable in 6 months. If needed, the founders of the Company can infuse capital to cover short-term expenses.

We officially halted working on are QXD-1 Fast Test for Pseudomonal Pneumonia Lateral Flow test on April 1, 2020 and started working on The QXD-3 COVID NOW test at-home lateral flow test for COVID-19.

Upon EUA approval which will be in about 4 months. We have a potential order of 20K tests, which at a wholesale price of $30 a test would be equal to $600,000.

We are still actively fundraising for angel investors and VC's outside of the Wefunder platform. Plus we are applying to a number of grants as well.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-3,139%	100%	-694%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$493	0%
Revenue to Receivables:	**Debt Ratio:**	
~	504%	

GAAP Quorum X Diagnostics Inc. 12-31-19 R3 FINAL.pdf

Risks

1. That we are unable to get the test appropriate sensitivity and specificity for EUA approval.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The antibodies that we are using aren't stable enough to withstand high output manufacturing.

5. That we aren't able to achieve a high enough sensitivity due to variability with the mass populous completing their own nasal swabbing.

6. That FDA EUA does not approve the at-home COVID NOW test due to unforeseen or uncorrectable circumstances.

7. If there are any unforeseeable problems with the ability to patent this technology.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dr. Angel A. Rivera	CTO @ QXD	2019
Maria M. Nagy	CEO @ Quorum X Diagnostics	2017

Officers

OFFICER	TITLE	JOINED
Dr. Angel A. Rivera	CTO	2019
Maria M. Nagy	President CEO	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Maria M. Nagy	5,100,000 Common Stock	77.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$78,060	SAFE
01/2019	$22,500	Loan
01/2018	$12,700	Loan
10/2018	$3,000	Convertible Note
03/2019	$12,500	Convertible Note
10/2019	$3,000	SAFE
12/2018	$1,500	Convertible Note
09/2018	$2,000	Convertible Note
10/2019	$500	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/31/2018	$3,000	8.0%	20.0%	None	10/31/2019
03/31/2019	$12,500	8.0%	25.0%	$3,000,000	03/31/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Maria M. Nagy	01/31/2018	$12,700	$12,700	0.0%		Yes
Maria M. Nagy	01/01/2019	$22,500	$22,500	0.0%		Yes

Related Party Transactions

Name	Maria M. Nagy
Amount Invested	$12,700
Transaction type	Loan
Issued	01/31/2018
Outstanding principal plus interest	$12,700 as of 05/2020
Interest	0.0 per annum
Maturity	01/01/2020
Outstanding	Yes
Relationship	CEO

This is a 0% interest loan with no maturity date, issued by the Company's CEO, Maria Nagy. It is intended to be paid back once the Company decides there is adequate cash flow.

Name	Maria M. Nagy
Amount Invested	$22,500
Transaction type	Loan
Issued	01/01/2019
Outstanding principal plus interest	$22,500 as of 05/2020
Interest	0.0 per annum
Maturity	01/01/2025
Outstanding	Yes
Relationship	CEO

This is a 0% interest loan with no maturity date, issued by the Company's CEO, Maria Nagy. It is intended to be paid back once the Company decides there is adequate cash flow.

Use of Funds

$50,000 This will allow us to test the first set of patient samples. Rent=1500, Equipment (Lateral flow printer and guillotine cutter) = 11,000, Team Stipend= 24,000 Supplies=9,500 Admin=1,500 WeFunder Admin Fees=2,500

$250,000 Manufacturing=150,000, 3 CRO Nurses for Clinicals=40,000 FDA Application 5,500, App Developement=27,000, Supplies= 5,000 IRB=10,000, Wefunder Fee= 12,500

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,600,000	Yes

The Funding Portal

Quorum X Diagnostics is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.